FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Primero Mining Corp. (“Primero”)
79 Wellington Street West, TD Tower South
Suite 2100, P.O. Box 139, Toronto-Dominion Centre
Toronto, Ontario, M5K 1H1

Item 2	Dates of Material Changes

March 31, 2017.

Item 3	News Releases

News releases were issued by Primero through the facilities of Marketwired and filed on the System for Electronic Document Analysis and Retrieval (SEDAR) on March 31, 2017.

Item 4	Summary of Material Changes

On March 31, 2017, Primero announced that it had extended the maturity date of its US$75 million revolving credit facility (‘‘RCF’’) with its syndicate of lenders from May 23, 2017 to November 23, 2017. The amended RCF also removed all financial covenants. The amended RCF continues to be secured by a charge over substantially all of Primero’s assets and the obligations thereunder of Primero and its affiliates are now guaranteed by Silver Wheaton Corp. and certain of its subsidiaries (“Silver Wheaton”) for a fee of approximately US$2.6million payable to Silver Wheaton by Primero upon maturity of the RCF.

On March 31, 2017, Primero drew down US$10 million from the RCF, which now has US$60 million drawn. An additional US$15 million remains available for drawdown, but the aggregate principal amount outstanding under the RCF cannot exceed US$60 million without Silver Wheaton’s consent, unless the proceeds of such additional drawdowns are used solely in connection with the restart of the San Dimas operations.

Item 5	Full Description of Material Changes

On March 31, 2017, Primero announced that it had extended the maturity date of its RCF from May 23, 2017 to November 23, 2017, pursuant to a Fifth Amending Agreement dated as of March 30, 2017 between Primero and its syndicate of lenders. The amended RCF also removed all financial covenants. The amended RCF continues to be secured by a charge over substantially all of Primero’s assets and the obligations thereunder of Primero and its affiliates are now guaranteed by Silver Wheaton (the “Silver Wheaton Guarantee”).

In consideration for the Silver Wheaton Guarantee, Primero agreed to pay a guarantee fee to Silver Wheaton in the amount of approximately US$2.6 million (the “Guarantee Fee”), pursuant to a letter agreement dated March 30, 2017 between Primero and Silver Wheaton (the “SW Agreement”). The Guarantee Fee is payable upon the earlier of (i) the extended maturity date of the RCF, (ii) the date that the RCF is otherwise repaid in full, and (iii) the date the lenders under the RCF demand payment under the Silver Wheaton Guarantee. The SW Agreement provides that Primero will not further amend the RCF without the consent of Silver Wheaton and that the aggregate principal amount of all outstanding drawdowns under the amended RCF cannot exceed US$60 million without Silver Wheaton’s consent, unless the proceeds of such additional drawdowns are used solely to restart operations at the San Dimas mine.

On March 31, 2017, Primero borrowed an additional US$10 million under the RCF, which resulted in an aggregate outstanding principal amount of US$60 million as of such date. An additional US$15 million remains available for drawdown under the RCF, subject to compliance with the restrictions in the SW Agreement and the amended RCF.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Further information regarding the matters described in this report may be obtained from Tamara Brown, Vice-President, Corporate Development & Investor Relations of Primero, who is knowledgeable about the details of this material change and may be contacted at (416) 814-3168 or tbrown@primeromining.com.

Item 9	Date of Report

April 7, 2017.